UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

May 28, 2014

Commission File Number: 001-35464

CAESARSTONE SDOT-YAM LTD.
(Exact Name of Registrant as specified in its charter)

Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached hereto and incorporated herein by reference are the following exhibits:

Exhibit	Description

99.1	Condensed Interim Consolidated Financial statements of Caesarstone Sdot-Yam Ltd. and its subsidiaries as of March 31, 2014 (Unaudited).

99.2	Caesarstone Sdot-Yam Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

By:	/s/ Yair Averbuch
Name: Yair Averbuch
Title: Chief Financial Officer

Date: May 28, 2014